Exhibit 3.1 Certificate of Amendment to Bylaws

CERTIFICATE OF AMENDMENT TO BYLAWS

Article II (Board of Directors), Section 2.2 (Number and Term of Office) is hereby amended, effective this 14 th day of February, 2008, to read in its entirety as follows:

    2.2 Number and Term of Office. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the number of directors shall initially be one (1) and, immediately following the Merger (as defined in the corporation’s Certificate of Incorporation) the number of directors shall be set at seven (7) and thereafter, shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). Effective upon the date of the closing of the Merger (as defined in the Corporation’s Certificate of Incorporation) (the “Effective Date”), the directors, other than those who may be elected by the holders of any series of preferred stock under specified circumstances, shall be elected for a term of office to expire at the first annual meeting held after the Effective Date. All directors shall hold office until the expiration of the term for which elected and until their respective successors are elected, except in the case of the death, resignation or removal of any director. At each annual meeting of stockholders, commencing with the first annual meeting held after the Effective Date, (i) directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the first succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.